January 4, 2017

Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:    tronc, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 14, 2016
Form 8-K Filed November 1, 2016
File No. 001-36230

Dear Mr. Shenk:

tronc, Inc. (the “Company”) has received your letter dated December 29, 2016. We appreciate that your review of the above-referenced Form 10-K and Form 8-K is intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. The following are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s December 29 letter.

For the Staff’s convenience, each comment has been set forth in bold type below in its entirety, with the Company’s responses to each comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Please note that references to “Company,” “we,” “ours” and “us” refer to tronc, Inc. and its subsidiaries, unless the context otherwise requires.

Form 8-K Furnished November 1, 2016

Exhibit 99.1

1.
The heading of the release refers to increased guidance with respect to “Adjusted EBITDA” but does not also refer to the comparable GAAP measure. Please refer to question 102.10 of the “Non - GAAP Financial Measures” compliance and disclosure interpretations for guidance.

We acknowledge the Staff’s comment and confirm that in future releases filed on Form 8-K we will fully comply with the Staff’s guidance in question 102.10 of the “Non - GAAP Financial Measures” compliance and disclosure interpretations.

2.
We note you acquired The San Diego Union-Tribune in May 2015 and it appears to be one of your ongoing operations. In this regard, please explain to us how excluding expenses attributed to The San Diego Union-Tribune in computing the non-GAAP measure “adjusted total operating expenses” is, as you disclose, informative to investors in enhancing their overall understanding of your financial performance. Tell us the types of expenses of The San Diego Union-Tribune that have been excluded and whether the expenses excluded represent all or a portion of the expenses associated with this operation. Further, please explain to us why excluding revenues attributed to The San Diego Union-Tribune is presumably not informative to investors while excluding the associated expenses of this operation is informative to investors.

Our third quarter year to date results include The San Diego Union-Tribune for only four months during fiscal 2015 compared to all nine months in fiscal 2016. Accordingly, we have excluded all expenses related to the operations of The San Diego Union-Tribune from our year to date Adjusted Expenses for both 2015 and 2016 to allow users of our financial statements to assess our year-over-year expense management performance.

For both fiscal years 2016 and 2017, The San Diego Union-Tribune will be included in our results for all periods and will therefore be comparable between years. Accordingly, we will not exclude San Diego Union-Tribune expenses in any year-over-year comparisons of fiscal 2017 to fiscal 2016 Adjusted Expenses.

With respect to revenue, we did not present a year to date revenue comparison in our third quarter of 2016 press release, only a quarter over quarter comparison. We did note that the third quarter of 2016 was the initial quarter that is comparable to the prior year as a full quarter of revenue from The San Diego Union-Tribune is included in both years. In our press releases related to the first and second quarters of 2016, we did note the year over year change in revenue both including and excluding The San Diego Union-Tribune to assist users of our financial statements.

If you have any questions about the Company’s responses in this letter, please contact me at 312/222-5787.

Sincerely,

By:     /s/ Terry Jimenez

Terry Jimenez
Executive Vice President and Chief Financial Officer